Exhibit 99.2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements for the three and six month periods ended June 30, 2022 and 2021 included as Exhibit 99.1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read “Item 4. Information on the Company” and our audited consolidated financial statements for fiscal year 2021, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage immuno-oncology company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates represent an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. One of the most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells, and macrophages). Leveraging our fit-for-purpose ROCK® (Redirected Optimized Cell Killing) platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers, which are designed to direct innate immune cells and establish a bridge to cancer cells. Our innate cell engagers have the ability to bring innate immune cells into the proximity of tumor cells and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture with four binding domains, our innate cell engagers bind to their targets with high affinity and have half-lives that allow for regular intravenous administration. Different dosing schemes are being explored to allow for improved exposure in relapsed and refractory cancer patient populations. Based on their mechanism of action as well as the preclinical and clinical data we have generated to date, we believe that our product candidates as monotherapy or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients, and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate cell engager space, we are also developing novel antibody formats with the potential to tailor innate cell-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and payments for collaborative research and development services. Through June 30, 2022, we have raised an aggregate of approximately €570 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of June 30, 2022, we had an accumulated deficit of €372.3 million.

Notwithstanding our collaborations with Genentech and Roivant, we expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a naïve human antibody library combined with a phage and yeast display antibody library, a proprietary algorithm to optimize affinity, stability and manufacturing efficiency and a mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

We have one U.S. subsidiary, Affimed Inc., with senior employees in finance, investor relations, business development, corporate strategy, communication and medical/clinical operations.

Recent Developments

On January 6, 2022, the Company announced the completion of enrollment in the REDIRECT study for AFM13 in patients with relapsed refractory peripheral T-cell lymphoma. A topline clinical readout is expected in the fourth quater of 2022.

On April 10, 2022, the Company announced updated data from the phase 1/2 trial investigating cord blood-derived NK cells pre-complexed with AFM13. For the 13 patients treated at the recommended phase 2 dose (RP2D), the response rate after two cycles of treatment remained 100% with a 62% complete response rate. Treatment was well tolerated; no instances of cytokine release syndrome, immune effector cell-associated neurotoxicity or graft versus host disease were observed.

On April 18, 2022, the Company closed its public offering of 22,500,000 common shares, at the public offering price of $4.00 per share, and the exercise in full by the underwriters of their option to purchase an additional 3,375,000 common shares. The exercise of the option to purchase over-allotment shares brought the total number of common shares sold by Affimed to 25,875,000 common shares. The public offering generated net proceeds of €89.8 million ($97.1 million), after deducting €5.9 million ($6.4 million) in underwriting commissions and other offering expenses.

In June 2022, Affimed submitted an investigational new drug application (IND) to the FDA for AFM28. Following feedback from the FDA related to the design of the dose escalation study, Affimed has made a strategic decision to voluntarily withdraw the IND and to focus early clinical development of AFM28 in jurisdictions outside of the U.S.

Collaboration and License Agreements

There have been no material changes to our license agreements from those reported in “Item 4. Information on the Company—B. Business Overview—Collaborations” in the Annual Report.

Research and Development Expense

We will use our existing liquidity primarily to fund research and development expense. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

●	AFM13. The following is a summary of completed and ongoing research and development activities for AFM13:
●	In September 2020, a clinical study was initiated in collaboration with the University of Texas MD Anderson Cancer Center (MDACC), in which MDACC is investigating the combination of AFM13 with allogeneic NK cells. MDACC is administering a stable complex of AFM13 pre-complexed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-complexed NK cells) into patients with relapsed/refractory CD30-positive lymphoid malignancies. In April 2022, the Company announced updated data from the trial. For the 13 patients treated at the RP2D, the response rate after two cycles of treatment remained at 100% with a 62% complete response rate. Treatment was well tolerated and no instances of cytokine release syndrome, immune effector cell-associated neurotoxicity or graft versus host disease were observed.
●	In November 2019, we initiated a registration directed phase 2 study of AFM13 as monotherapy in relapsed or refractory patients suffering from peripheral T cell lymphoma (PTCL). In March 2021, we announced a positive pre-planned interim futility analysis for the study. In January 2022, we completed enrollment of the study and expect to release topline results in the fourth quarter of 2022.
●	We anticipate that our research and development expenses in 2022 for AFM13 will be approximately on the level of 2021 and include expenses for the continuation of certain clinical and pre-clinical studies and upscaling the production of AFM13 for commercial purposes.

●	AFM24. AFM24, a tetravalent, bispecific epidermal growth factor receptor, and CD16A-binding innate cell engager, is currently enrolling three phase 1/2a clinical trials in patients with advanced cancers known to express EGFR. We have initiated enrollment in the expansion phase of the monotherapy AFM24 trial and also initiated enrollment in two separate phase 1/2a combination studies. As a result, we anticipate that our research and development expenses in 2022 for AFM24 will increase compared to those in 2021.
●	AFM28. AFM28 is designed to bind to CD123, an established target in myeloid malignancies. We chose CD123 as it is almost universally expressed on leukemic blasts and leukemic stem cells in patients with AML, both at diagnosis and at relapse, and independently of cytogenetic risk. AFM28 is being developed for the treatment of patients with acute myeloid leukemia. AFM28 is currently in preclinical development, and we filed an IND with the FDA in June 2022. Following feedback from the FDA related to the design of the dose escalation study, Affimed has made a strategic decision to voluntarily withdraw the IND and to focus early clinical development of AFM28 in jurisdictions outside of the U.S. The Company now anticipates initiating a phase 1 clinical study in the first half of 2023.
●	Other projects and infrastructure costs. Our other research and development expenses relate to our Genentech, Roivant and Artiva collaborations, and early-stage development/discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will increase in 2022 due to increased early-stage development/discovery activities.

Results of Operations

The financial information shown below was derived from our unaudited consolidated interim financial statements for the three month periods ended June 30, 2022 and 2021. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended June 30, 2022 and 2021

	Three months
	ended June 30,
	2022	2021

	(unaudited)
	(in € thousand)
Total Revenue	7,301	9,707
Other income (expenses)—net	240	332
Research and development expenses	(20,829)	(21,800)
General and administrative expenses	(8,374)	(5,439)
Operating loss	(21,662)	(17,200)
Finance income/(costs)—net	2,253	(1,552)
Loss before tax	(19,409)	(18,752)
Income taxes	0	0
Loss for the period	(19,409)	(18,752)
Other comprehensive income/(loss)	(599)	(4,097)
Total comprehensive income/(loss)	(20,008)	(22,849)
Loss per common share in € per share (undiluted)	(0.13)	(0.16)
Loss per common share in € per share (diluted)	(0.13)	(0.16)

Revenue

Revenue decreased to €7.3 million in the three months ended June 30, 2022 from €9.7 million for the three months ended June 30, 2021. Revenue in the three months ended June 30, 2022 and 2021 predominantly relates to the Genentech and Roivant collaborations with €3.3 million, (2021: €3.6 million) and €4.0 million (2021: €5.9 million) respectively. Revenue from the Genentech and Roivant collaborations in the three months ended June 30, 2022 was comprised of revenue recognized for collaborative research services performed during the quarter. We expect the Genentech collaboration revenue to decline in 2022 compared to 2021, as certain projects come to an end.

Research and development expenses

	Three months ended June 30
	2022	2021	Change %

	Unaudited
R&D Expenses by Project	(in € thousand)
Project
AFM13	2,334	5,212	(55)%
AFM24	5,110	6,096	(16)%
AFM28	1,753	1,003	75%
Other projects and infrastructure costs	8,742	7,679	14%
Share-based payment expense	2,890	1,810	60%
Total	20,829	21,800	(4)%

Research and development expenses amounted to €20.8 million in the three months ended June 30, 2022 compared to research and development expenses of €21.8 million in the three months ended June 30, 2021. The variances in project-related expenses between the projects for the three months ended June 30, 2022 and the corresponding period in 2021 are mainly due to the following:

●	AFM13. In the three months ended June 30, 2022 we incurred lower expenses (55%) than in the three months ended June 30, 2021 primarily due to lower expenses for the procurement of clinical trial material, as well as manufacturing costs.
●	AFM24. In the three months ended June 30, 2022, we incurred lower expenses (16%) than in the three months ended June 30, 2021 due to lower expenses for manufacturing activities.
●	AFM28. In the three months ended June 30, 2022, we incurred higher expenses (75%) than in the three months ended June 30, 2021 due to preclinical development, preparation of the filing of the IND application with the FDA and preparation of manufacturing activities.
●	Other projects and infrastructure costs. In the three months ended June 30, 2022, expenses were higher (14%) than in the three months ended June 30, 2021 primarily due to higher expenses incurred in relation to our earlier stage programs and discovery/early stage development activities and infrastructure costs.

General and administrative expenses

General and administrative expenses amounted to €8.4 million in the three months ended June 30, 2022 compared to €5.4 million in the three months ended June 30, 2021. The increase is mainly due to higher personnel expenses, higher insurance fees for D&O insurance coverage, higher share-based payment expenses and higher consulting costs.

Finance income / (costs)-net

Finance income for the three months ended June 30, 2022 totaled €2.3 million, compared to net costs of €1.6 million for the three months ended June 30, 2021. The increase in the finance income in the three months ended June 30, 2022 compared to the finance cost for the three months June 30, 2021 is primarily due to the foreign exchange gains related to the strengthening of the U.S. dollar against the Euro on cash and cash equivalents denominated in U.S. dollars.

Other comprehensive income/(loss)

During the three months ended June 30, 2022, Affimed sold 352,041 of its common shares in Roivant at an average selling price of €4.36 ($4.57) with net proceeds of €1.5 million. The remaining shares are recorded at their fair value of €4.1 million as of June 30, 2022. During the three months ended June 30, 2022 the fair value for the remaining shares decreased by €0.6 million due to a decline of the quoted market price for Roivant’s common shares, and this decline has been recognized in other comprehensive income/(loss).

Comparison of the six months ended June 30, 2022 and 2021

	Six months
	ended June 30
	2022	2021

	(unaudited)
	(in € thousand)
Total Revenue	15,307	21,366
Other income (expenses)—net	524	479
Research and development expenses	(39,208)	(33,205)
General and administrative expenses	(15,419)	(9,925)
Operating loss	(38,796)	(21,285)
Finance income/(costs)—net	2,724	3,947
Loss before tax	(36,072)	(17,338)
Income taxes	(2)	(2)
Loss for the period	(36,074)	(17,340)
Other comprehensive income/(loss)	(6,773)	(5,349)
Total comprehensive income/(loss)	(42,847)	(22,689)
Loss per common share in € per share (undiluted)	(0.27)	(0.15)
Loss per common share in € per share (diluted)	(0.27)	(0.15)

Revenue

Revenue decreased from €21.4 million in the six months ended June 30, 2021 to €15.3 million for the six months ended June 30, 2022. Revenue in the six months ended June 30, 2022 predominantly relates to the Genentech (€7.3 million, 2021: €12 million) and Roivant (€7.9 million, 2021: €8.9 million) collaborations. Revenue from the Genentech and Roivant collaborations in the six months ended June 30, 2022 was comprised of revenue recognized for collaborative research services performed during the six months period.

Research and development expenses

	Six months ended June 30,
	2022	2021	Change %

	(unaudited)
R&D Expenses by Project	(in € thousand)
Project
AFM13	4,356	7,662	(43)%
AFM24	9,273	8,685	7%
AFM28	4,460	1,500	197%
Other projects and infrastructure costs	15,925	13,079	22%
Share-based payment expense	5,194	2,279	128%
Total	39,208	33,205	18%

Research and development expenses increased from €33.2 million in the six months ended June 30, 2021 to €39.2 million in the six months ended June 30, 2022. The variances in project-related expenses between the six months ended June 30, 2022 and the corresponding period in 2021 are mainly due to the following projects:

●	AFM13. In the six months ended June 30, 2022 we incurred lower expenses (43%) than in the six months ended June 30, 2021 primarily due to lower expenses for the procurement of clinical trial material.
●	AFM24. In the six months ended June 30, 2022, we incurred slightly higher expenses (7%) than in the six months ended June 30, 2021 due to the enrollment of patients in our ongoing phase 1/2a clinical trials and manufacturing activities for clinical trial material required for the ongoing studies.
●	AFM28, In the six months ended June 30, 2022, we incurred significantly higher expenses (197%) than in the six months ended June 30, 2021 due to preclinical development, preparation of the filing of the IND application with the FDA and preparation of manufacturing activities.
●	Other projects and infrastructure costs. In the six months ended June 30, 2022, expenses were higher (22%) than in the six months ended June 30, 2021 primarily due to higher expenses incurred in relation to our earlier stage programs, including our collaborations with Roivant, and discovery/early stage development activities and infrastructure costs.

●	Share-based payment expenses. In the six months ended June 30, 2022, we incurred higher expenses (128%) due to the increase in head count, as well as an increase in the underlying fair value of the share options.

General and administrative expenses

General and administrative expenses amounted to €15.4 million for the six months ended June 30, 2022 compared to €9.9 million for the six months ended June 30, 2021. The increase is mainly due to higher personnel expenses, higher insurance fees for D&O insurance coverage, higher consulting costs and increased share-based payment expense.

Finance income / (costs)-net

Finance income for the six months ended June 30, 2022 totaled €2.7 million, compared to finance income of €3.9 million for the six months ended June 30, 2021. The decrease is primarily due to the foreign exchange fluctuations of the U.S. dollar against the Euro on cash and cash equivalents denominated in U.S. dollars.

Other comprehensive income/(loss)

Other comprehensive loss for the six months ended June 30, 2022 increased to €6.8 million compared to €5.3 million for the six months ended June 30, 2021. The increase is mainly due to a decline of the quoted market price for Roivant's common shares.

Liquidity and Capital Resources

Since inception, we have not generated any revenue from product sales and we have incurred significant operating losses. We have funded our operations to date primarily through public offerings of our common shares, private placements of equity securities and loans, grants and payments from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,
	2022	2021

	(unaudited)
	(in € thousand)
Net cash used in operating activities	(54,904)	(33,373)
Net cash used for/generated from investing activities	1,324	(1,507)
Net cash generated from/used in financing activities	89,614	106,285
Exchange rate related changes of cash and cash equivalents	3,568	4,417
Net changes to cash and cash equivalents	36,034	71,405
Cash and cash equivalents at the beginning of the period	197,630	146,854
Cash and cash equivalents at the end of the period	237,232	222,676

Net cash used in operating activities of €54.9 million in the six months ended June 30, 2022 is higher than net cash used in operating activities in the six months ended June 30, 2021 (€33.4 million) mainly due to higher cash expenditure for research and development, including a milestone payment of €6.3 million. The investing activities in the six months ended June 30, 2022 amounted to €1.3 million generated compared to €1.5 million used for the six months ended June 30, 2021. This change largely results from 2022 comprising the disposal of financial amounted assets (Roivant shares) while 2021 primarily related to investment in acquisition of equipment. Net cash generated in financing activities in the six months ended June 30, 2022 (€89.6 million), as well as June 30, 2021 (€106.3 million) resulted primarily from proceeds of a public equity offering.

Cash and Funding Sources

Our cash and cash equivalents as of June 30, 2022 were €237.2 million, compared with €197.6 million as of December 31, 2021. Funding sources generally comprise proceeds from the issuance of equity instruments, payments from collaboration agreements and loans.

On April 18, 2022, the Company closed its public offering of 22,500,000 common shares, at the public offering price of $4.00 per share, and the exercise in full by the underwriters of their option to purchase an additional 3,375,000 common shares. The exercise of the option to purchase over-allotment shares brought the total number of common shares sold by Affimed to 25,875,000 common shares and increased the gross proceeds raised in the offering, before deducting underwriting discounts and commissions and estimated expenses, to $103.5 million.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. In addition, we expect that we will require additional capital to commercialize our product candidates, including AFM13, AFM24 and AFM28. If we receive regulatory approval for AFM13, AFM24, AFM28 or other earlier programs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also continue to incur substantial costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements into mid-2024. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;
●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;
●	the number and characteristics of product candidates that we pursue;
●	the cost, timing, and outcomes of regulatory approvals;
●	the cost and timing of establishing sales, marketing, and distribution capabilities; and
●	the terms and timing of any collaboration, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Off-balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

During the six months ended June 30, 2022 there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Item 11. Quantitative and Qualitative Disclosures About Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results Overview—Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

We refer to note 2 of the notes to the unaudited consolidated interim financial statements for the three and six month periods ended June 30, 2022 and 2021 with regard to the impact of recent accounting pronouncements.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

●	our operation as a development stage company with a history of operating losses; as of June 30, 2022, our accumulated deficit was €372.3 million;
●	the chance our clinical trials may be delayed or put on clinical hold, for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials, or expectations based on these preclinical studies and clinical trials;
●	our reliance on contract manufacturers and contract research organizations over which we have limited control;
●	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;
●	our dependence on the success of AFM13 and AFM24 (which are still in clinical development) and certain of our other product candidates including AFM28, each of which may eventually prove to be unsuccessful or commercially not exploitable;
●	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;
●	the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;
●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;
●	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;
●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;
●	future legislation may materially impact our ability to realize revenue from any approved and commercialized products;
●	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;
●	our reliance on our current strategic relationships with NKGen Biotech, Roivant, Artiva, The MD Anderson Cancer Center, and Genentech and the potential failure to enter into new strategic relationships or difficulties with our strategic partners that may slow the progress of our joint developments or lead to the termination of a partnership and the need to enter into a new one, all of which could take substantial time and attention of our management team;
●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

●	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;
●	our future growth and ability to compete, which depends on retaining our key personnel and recruiting additional qualified personnel;
●	the length and severity of the COVID-19 outbreak and its impact on our business, including our supply chain, clinical trials and operations;
●	the impact on our business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in the Annual Report.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Additionally, some of the risks and uncertainties identified above may be amplified by the COVID-19 outbreak. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.